Edward A. King	Goodwin Procter LLP
617.570.1346	Counsellors at Law
eking@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
VIA EDGAR AND OVERNIGHT COURIER
July 3, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Barbara C. Jacobs

Re:	Virtusa Corporation
Amendment #2 to Registration Statement on Form S-1, filed May 25, 2007
File No. 333-141952
     This letter is being furnished on behalf of Virtusa Corporation (the “Company”) in response to comments contained in the letters dated June 26, 2007 and June 29, 2007 (the “Letters”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kris Canekeratne, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-141952) (the “Registration Statement”), which was filed with the Commission on May 25, 2007. Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on July 3, 2007. For your convenience, we will supplementally provide the Staff via overnight courier four (4) copies of Amendment No. 3, which has been marked to show the changes to the Registration Statement.
     The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 3 as marked. Copies of this letter and its attachments will also be provided to Rebekah Toton of the Commission. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.
     For reference purposes, the text of the Letters has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the description of the Staff’s comments refer to Amendment No. 2 to the Registration Statement, and page references in the responses refer to Amendment No. 3.

JUNE 26, 2007 COMMENT LETTER
Risk Factors, page 7
“We may incur liability as a result of our failure to register...”, page 11
1.	Please refer to prior comment 11 from our letter dated May 8, 2007. Here or elsewhere as appropriate, revise your disclosure to briefly outline the timeline of events that led to your discovery that you may have been obligated to file a Form 10 to register your stock options as a class of securities under Section 12(g) as described in your response.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 11 in response to the Staff’s comment.
“We may incur liability to certain option holders...”, page 12
2.	Explain the phrase “which would have required us to file periodic reports with the SEC beginning in July 2003.” It appears your initial reporting obligations would have arisen at a later date, subsequent to the effectiveness of a registration statement filed pursuant to Section 12.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 12 in response to the Staff’s comment.
“Our management has limited experience managing a public company...”, page 14
3.	Please refer to prior comment 13 from our letter dated May 8, 2007. Your response to our prior comment focuses on your disclosure controls and procedures and internal controls over financial reporting. Please provide us with an analysis regarding your ability to rely on the “newly public company” exception such that you will not have to fully comply with the requirements of Section 404 until your annual report for the fiscal year ended March 31, 2009. In this regard, you should set out a detailed analysis regarding whether you were “required to file an annual report pursuant to Section 13(a)... of the Act for the prior fiscal year.” See SEC Release 33-8760 (dated December 15, 2006) for further guidance.
RESPONSE: The Company supplementally advises the Staff that it believes that its management is not required to report on the effectiveness of the Company’s internal control over financial reporting until its annual report for the fiscal year ending March 31, 2009. In this regard, the Company believes that even if it were required to file periodic reports with the Commission following effectiveness of any Form 10 required to be filed in July 2003 under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such periodic reporting requirements would have terminated when it reduced the number of its securityholders to below 300 on July 8, 2005. During this approximately two-year period and thereafter until at least March 31, 2009, the Company would be deemed to be a non-accelerated filer because (i) the aggregate market value of its common stock held by non-affiliates was below $75 million at all times during this period and (ii) it had not actually filed at least one annual report pursuant to Section 13(a)

or 15(d) of the Exchange Act, as required under the definition of accelerated filer under Rule 12b-2 of the Exchange Act.
Under the compliance dates initially established by the Commission in response to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), an accelerated filer would have become subject to internal control reporting requirements with respect to the first annual report filed for a fiscal year ending on or after June 15, 2004, and on or after April 15, 2005 for non-accelerated filers. In February 2004, the Commission extended the compliance dates for issuers deemed accelerated filers to fiscal years ending on or after November 15, 2004 and for non-accelerated filers to fiscal years ending on or after July 15, 2005. In each of March 2005, September 2005 and December 2006, the Commission further extended the compliance dates for non-accelerated filers such that a non-accelerated filer is not required to provide (i) the management’s report on internal control over financial reporting until it files an annual report for the first fiscal year ending on or after December 15, 2007, which in the case of the Company would be the Company’s fiscal year ending March 31, 2008 and (ii) the auditor’s attestation report on internal control over financial reporting until it files an annual report for the fiscal year ending on or after December 15, 2008, which in the case of the Company would be the Company’s fiscal year ending March 31, 2009. In addition, a newly-public company will not become subject to the internal control over financial reporting requirements until it either had been required to file an annual report for the prior fiscal year with the Commission or had filed an annual report with the Commission for the prior fiscal year. In the Company’s case, its first annual report required to be filed following this offering will be for its fiscal year ended March 31, 2008, thereby triggering these requirements for its fiscal year ending March 31, 2009. Although the language of Release No. 33-8760 provides that an issuer would need to comply with the internal control over financial reporting requirements if it had been required to file an annual report pursuant to Section 13(a) or 15(d) of the Securities Act for the prior fiscal year, this amendment did not become effective until February 2007, at which time the Company did not have a class of equity securities held by more than 300 holders. Moreover, because the Company reduced the number of its securityholders to below 300 on July 8, 2005, even if it were obligated to file a Form 10 in July 2003, it would not have been required to file an annual report for its fiscal year ended March 31, 2006, which would have been its then-prior fiscal year at the effective time of Release No. 33-8760. Accordingly, the Company believes that it would be deemed a “newly public company” in any event under Release No. 33-8760. Moreover, the Company was not required to file an annual report for its fiscal year ended March 31, 2007, which would be its then-prior fiscal year at the time the Company prepares its first annual report that it files with the Commission (for the fiscal year ending March 31, 2008).
Industry Data, page 33
4.	Please refer to prior comment 16 from our letter dated May 8, 2007. Although we note your revisions to the disclosure in this section, we continue to believe the statement that market position, market opportunity and market share information included in the prospectus is “inherently imprecise” appears to suggest that you lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please revise to remove this statement or advise.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 34 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 40
5.	Please refer to prior comment 17 from our letter dated May 8, 2007. We note your revised disclosure regarding trends relating to repeat business, international revenues, service contract types and attrition rates. However, we also note the performance metrics listed in the fourth paragraph on page 41. You should revise your disclosure to discuss each metric evaluated by management, including management’s analysis regarding what each metric says about your business and financial condition. Investors should be provided with sufficient disclosure to evaluate your business and financial condition within the context of the metrics used by management.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 42 and 43 in response to the Staff’s comment.
6.	Please refer to prior comment 19 from our letter dated May 8, 2007. You state in your response that you no longer consider your agreement with JP Morgan Chase Bank to be material to your business because this customer accounted for only 7% of revenues in fiscal 2007. However, the percentage of revenues a single customer contributes to your total revenues is an indication of your dependence upon such customer. Your disclosure should address whether you are substantially dependent upon one or a small group of customers, the loss of which would have a material impact on your business. See Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note that your agreement with JP Morgan has been filed with this registration statement as a material contract and you are seeking confidential treatment for certain terms of that agreement. For these reasons, we are unable to concur with your conclusion that no disclosure of this agreement is required in the prospectus. Please revise to discuss the material terms of this agreement, consistent with your request for confidential treatment. Similarly, if you are substantially dependent on the six customers that account for between 5 and 10% of revenues, you should revise your disclosure to provide appropriate disclosure on these customers, your dependence upon them, and to appropriately describe your contractual relationships with these customers.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 43 and 44 in response to the Staff’s comment. Although the Company has added additional disclosure regarding the terms of its agreement with JPMorgan Chase Bank, N.A., it continues to believe that it is not substantially dependent upon any one of the specific six clients that account for between 5% and 10% of revenues for its fiscal year ended March 31, 2007. In this regard, the Company notes that its top clients change from year to year. For example, for the fiscal year ended March 31, 2006, the Company had four clients that accounted for between 5% and 10% of its revenue, and only two of those four clients accounted for between 5% and 10% of the Company’s revenue for fiscal 2007. Similarly, of the Company’s top five clients for the fiscal year ended March 31, 2006, three of those clients were not among the top five clients for the fiscal year ended March 31, 2005. Although the Company acknowledges that additional disclosure on the JPMorgan Chase Bank, N.A. agreement may be appropriate in light of its historical significance as well as its role as lead underwriter for the Company’s initial public offering, the Company does not believe that additional disclosure regarding other clients that represented less than 10% of its revenue for the fiscal year ended March 31, 2007 would be appropriate. Such disclosure might cause investors to place undue significance on particular clients when the Company’s largest clients change from year to year. Such disclosure would also create competitive issues for the Company as it would give its competitors a more detailed view of the Company’s client base and it may encourage named clients to more aggressively negotiate or renegotiate pricing and other terms with the Company based upon their perceived significance.
Income tax expense, page 43
Indian tax proposals, page 44
7.	We note your revised disclosure that recent changes to the tax regime in India may adversely affect your earnings and cash flow. If this tax change poses a material risk to your business please add appropriate risk factor disclosure, as it is not currently addressed in your risk factor disclosure relating to operations in India and Sri Lanka or in other risk factor disclosure.
RESPONSE: The Company respectfully advises the Staff that it believes it had addressed this risk in its risk factor entitled “Our net income may decrease if the governments of India or Sri Lanka reduce or withdraw tax benefits and other incentives provided to us or levy new taxes.” In response to the Staff’s comment, the Company has revised the prospectus contained in Amendment No. 3 on pages 26 and 27 to include this risk as a separate risk factor.
Compensation, page 85
Compensation discussion and analysis, page 85
Executive compensation components, page 86
8.	Please refer to prior comment 30 from our letter dated May 8, 2007. We note your revised disclosure on pages 88-89. However, we were unable to locate revisions addressing the second half of our prior comment. Specifically, please revise to provide insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 90-92 in response to the Staff’s comment.
9.	Please refer to prior comment 32 from our letter dated May 8, 2007. We note your revisions in response to our prior comment. However, we were unable to locate disclosure specifically relating to your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K. Based upon your Summary Compensation Table, it appears that the majority of your compensation is paid in cash, rather than other forms of non-cash compensation, and is not in the form of long-term compensation. Revise your disclosure to address the specific factors considered in setting compensation in such manner and to address any expected trends in the allocation of future compensation for your named executive officers.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 89 in response to the Staff’s comment. The Company supplementally refers the Staff to its existing disclosure on page 88 of Amendment No. 3, which provides that it has not adopted a formal policy for allocating between various forms of compensation and generally looks at factors such as market compensation levels, the performance of the executive, business needs and relevant experience to determine compensation. Going forward, the Company has retained Hewitt Associates to assist in developing a competitive compensation package for its executive officers and this is disclosed in Amendment No. 3 on pages 88, 89, 90, 92 and 94.
Part II
Indemnification of Directors and Officers, page II-1
10.	Please refer to prior comment 52 from our letter dated May 8, 2007. We note your response to our prior comment. However, your disclosure should more clearly address the “certain liabilities” against which your officers, directors and control persons will be indemnified.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page II-3 in response to the Staff’s comment.
JUNE 29, 2007 COMMENT LETTER
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-based compensation, page 46
1.	Your response to prior comment No. 22 indicates that a price range for the offering has not yet been determined. Once the offering price is determined consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.
RESPONSE: The Company supplementally advises the Staff that it will provide additional disclosure regarding the difference between the estimated initial public offering price and the fair values of its options on the respective dates of grant once a price range for the offering has been determined. As of the date of filing of Amendment No. 3, the expected valuation range for the offering has not been established. The Company anticipates being able to supplementally provide an expected price range for the offering to the Staff within the next two days, and will provide such range as soon as it is available. Once the Company is in a position to disclose the estimated initial public offering price in the Registration Statement, the Company intends to add the following table to show the number of unvested and vested options outstanding as of March 31, 2007, the related grant date fair value of the options, the estimated initial public offering value of the options using the midpoint of the estimated initial public offering price range, and the difference between the grant date fair value and the estimated initial public offering value:

				Difference
				between grant
				date fair
				value and
			Estimated initial	estimated
		Grant date fair	public offering	initial public
	Options	value	value	offering value
Unvested	4,466,416	$4,657,602
Vested	5,586,060	$4,596,143

2.	We note your response to prior comment No. 23 that indicates for equity awards granted prior to June 30, 2004, you obtained retrospective valuations, and for those that occurred on or after June 30, 2004, you obtained contemporaneous valuations. Reconcile this statement with your disclosures on page 48 of the filing which indicates that since April 2005, you have obtained contemporaneous valuations. In addition, your response indicates that you will be adding disclosure in the next amendment, ensure that you disclose the following information related to issuances of equity instruments:
•	Further describe the significant factors and assumptions used in your valuation methodology. For example, we note from your response letter that your discounted cash flow included a rate of return that considers the relative risk of achieving cash flows and the time value of money and a discount rate that declined over time as the prospects of an IPO are improved. Ensure that your disclosure includes quantification of the various estimates and assumptions used. In this regard, you may consider disclosing a range for each assumption.

•	Provide objective support for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

•	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
RESPONSE: The Company has revised the prospectus contained in Amendment No. 3 on pages 49-51 in response to the Staff’s comment.
In addition, the Company respectfully advises the Staff that it has obtained contemporaneous valuations since June 30, 2004. The prospectus contained in Amendment No. 3 has also been revised on page 50 to reflect this fact and to delete the reference stating that the Company had obtained contemporaneous valuations since April 2005, which was inadvertent.
The Company will provide additional disclosure regarding the difference between the estimated initial public offering price and the fair values of its common stock on the respective dates of grant once a price range for the offering has been determined. As of the date of filing of Amendment No. 3, the expected valuation range for the offering has not been established. Once the Company is in a position to disclose the estimated initial public offering price in the Registration Statement, the Company intends to add the following disclosure in the Registration Statement regarding the reconciliation between the estimated initial public offering price and the fair value determined as of the date of each grant occurring in the year ended March 31, 2007:
On August 7, 2006, December 18, 2006 and February 27, 2007, we granted options to purchase an aggregate of 1,215,757, 618,750 and 75,000 shares of the Company’s common stock at $1.34, $2.36 and $3.22 per share, respectively. The reasons for the difference between the fair value of our common stock on each of these dates and the midpoint of the initial public offering price range, are as follows:
•	In determining the fair value of the common stock on August 7, 2006 of $1.34 per share, our Board of Directors took into account our operating results, greater visibility into our revenue and net income projections as compared to prior periods and our continuing momentum, offset by the timing and remoteness of any liquidity event in our common stock, such as an initial public offering.

•	The increase in the fair value of our common stock on December 18, 2006 to $2.36 per share was attributable to increased demand which resulted in increases to our then current 2007 revenue and net income projections of 7% and 22%, respectively. This increase was driven by the expansion of several strategic accounts in communications, technology, insurance and financial services coupled with our ability to successfully execute against our business plan and exceed our prior-period revenue and profitability projections. In addition, the remoteness of a liquidity event diminished as our prospects for an initial public offering increased.

•	The increase in the fair value of our common stock on February 27, 2007, to $3.22 per share was primarily attributable to our continued ability to successfully execute against our business plan as demonstrated by our ability to exceed six consecutive quarterly targets, thereby providing reliability, dependability and predictability to meet future financial performance projections. We also had begun drafting sessions for an initial public offering, which further reduced the remoteness of a potential liquidity event.

•	On March 29, 2007, we entered into a five-year IT services agreement with BT that was premised on BT making minimum aggregate expenditures of approximately $200 million over the term of the agreement. In connection with the agreement, we also sold approximately 2.9 million shares of our common stock to a wholly-owned subsidiary of BT at $3.92 per share.

•	On April 6, 2007, we filed a registration statement with the Securities and Exchange Commission to sell stock in an initial public offering.
Although it is reasonable to expect that the completion of this offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue Recognition, page F-15
3.	We note your response to prior comment No. 38, which indicates that you removed certain disclosures to “avoid the appearance” that you are using three methods of revenue recognition for time-and-materials contracts. Please confirm that you are not using the methods outlined in the deleted sentence under any circumstances.
RESPONSE: The Company acknowledges that the sentence deleted from its initial filing was inaccurate with respect to its revenue recognition policy for time-and-materials engagements. The Company confirms that it is not using the methods outlined in the deleted sentence for revenue related to time-and-materials engagements under any circumstances. The Company further acknowledges that pursuant to SOP 81-1, the Company uses a proportionate delivery model to measure its progress toward completion on fixed-price engagements.

4.	We note your response to prior comment No. 39 which states that you do not have any contracts that include more than one deliverable under paragraph 9 of SOP 97-2, and as such need not assess the value of those individual elements as prescribed by paragraph 9 of EITF 00-21. Please confirm that you evaluated an arrangement to determine whether there is more than one deliverable as indicated in paragraph 4 of EITF 00-21. That is, confirm that there are no elements within an arrangement that would be considered a deliverable outside of the scope of SOP 97-2. Further, please indicate whether a customer will enter into more than one agreement. If so, tell us how you evaluate whether multiple arrangements should be combined as a multiple element arrangement. Your response should address paragraph 2 of EITF 00-21.
RESPONSE: The Company respectfully advises the Staff that it has evaluated its arrangements with respect to paragraph 4 of EITF 00-21 and has determined that thus far it has had no multiple-element engagements that fall outside the scope of the higher-level authoritative literature it considers (specifically, SOP 97-2, SOP 81-1, and FTB 90-1) and, as such, has had no multiple-element arrangements that would be accounted for using the guidance of this paragraph.
It has been the Company’s practice to negotiate different engagements with the same client simultaneously. As discussed in the previous paragraph, the Company’s engagements fall within the scope of higher level literature, principally SOP 81-1, and not paragraph 2 of EITF 00-21. Pursuant to the guidance of paragraphs 35 to 37 of SOP 81-1, the Company considers whether simultaneously negotiated engagements may be combined as a single engagement.
5.	We note your response to prior comment No. 42. Please clarify the nature of the restrictions or penalty provisions in your client contracts that if triggered could result in lower future revenues and decrease profitability.
RESPONSE: The restrictions or penalty provisions cited on page 23 of the prospectus contained in Amendment No. 3 are in reference to possible future events into which the Company has limited visibility. The non-compete provisions referred to restrict the Company’s ability to move technical team members from one client within an industry segment to another client within the same industry segment. Such provisions may restrict the Company’s ability to staff new engagements with resources to which, and to the extent, such restrictions apply. Due to the fungibility of resources within the Company and the Company’s ability to hire technical team members in the marketplace, the Company has the ability to manage these restrictions and does not believe these restrictions are likely to lower the Company’s future revenue or decrease its profitability.
Furthermore, the penalty provisions referred to in this risk factor relate to holdback provisions in the Company’s fixed-price contractual arrangements, which condition payment on successful acceptance by the client of the services provided to the client in accordance with agreed upon specifications and service levels. The contractual contingencies generally provide for a pre-defined holdback by the client of a percentage of the overall contract value, which is forfeited if the applicable specifications or service levels are not achieved. The Company has not failed to meet a contractual service level or holdback provision requirement to date.
Note 9. Stock Options, page F-27
6.	We note your response to prior comment No. 45 which indicates that you determined the fair value per share for stock options and other equity issuances based upon contemporaneous valuations performed at dates prior to these grants or issuances. Explain how you considered any changes in the fair value of your common stock between valuation dates. For example, your disclosures indicate that the stock options issued on February 27, 2007 were based on a contemporaneous valuation dated January 15, 2007. Also, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
RESPONSE: The Company respectfully advises the Staff that its practice is to have contemporaneous valuations performed on a quarterly basis consistently prepared using the income approach, which considers discounted cash flows and earnings before interest, depreciation and taxes. These valuations are based, in part, on the Company’s quarterly operating results and financial projections. These valuations are validated through a comparison to the estimated enterprise value using the market approach, which considers peer group comparisons to long-term growth rates, margins and revenue multiples. The Company’s management and Board of Directors determine whether the factors and assumptions at the previous valuation date remain valid and determine if there are any material subsequent developments, which in the opinion of the Board of Directors, warrant a change to the Company’s common stock price. With respect to the stock options granted on February 27, 2007, while the board of directors acknowledged the Company’s continuing prospects for an initial public offering, the board concluded based on the foregoing analysis that no significant intervening event had occurred since the prior contemporaneous valuation performed by the independent valuation specialist. Accordingly, given the uncertainty associated with valuing a private company, the board of directors determined that the fair value of the common stock on February 27, 2007 was not materially different from the $3.22 per share valuation received in the prior contemporaneous valuation. Moreover, the Company believed that the benefit of updating the prior contemporaneous valuation would not have justified the cost given the short time period involved.
The Company will provide the Staff with updates to the requested information for all equity-related transactions subsequent to this request and through the effective date of the Registration Statement in this regard, the Company supplementally advises the Staff that it has not issued any equity awards since February 22, 2007.
7.	We note your response to prior comment No. 48 which indicates that you do not believe a consent is required since the reference to the independent valuation firm has been removed. However, your disclosures on pages 47 and 48 of the filing state that you determined the fair value of your common stock “taking in to consideration contemporaneous valuations” and “considering a number of relevant factors including contemporaneous and retrospective valuations.” Please note, if an expert is referred to in any capacity you are required to disclose the name of the expert and include the expert’s consent with the filing pursuant to Rule 436(b) of Regulation C. Since you have referred to the contemporaneous valuation analysis performed by a third-party, you have triggered the requirement. Please revise.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised throughout in response to the Staff’s comment.
Note 14. Commitments and Guarantees, page F-36
8.	We note your response to prior comment No. 50 which indicates that the reserve of $0.4 million reserve relates to the amount that you would be willing to accept to resolve this particular transfer pricing matter. Describe your consideration of the guidance in SFAS 5 and provide us with your complete analysis. In addition, tell us whether the adoption of FIN 48 will change your accounting for this transfer pricing matter.
RESPONSE: The Company respectfully advises the Staff that with respect to the transfer pricing matter in India, the Company received an assessment order from the India Income Tax Department (“ITD”) in January 2007, which re-determined the arms-length profit of the Company’s subsidiary, Virtusa (India) Private Limited, for fiscal year 2004, principally due to the rejection of the Company’s set of comparable companies used in its transfer pricing analysis. In applying the ITD’s methodology for determining the arms-length profit for the fiscal year 2004 assessment to all of the Company’s unassessed open years, the Company calculated a maximum estimated outcome of $2.2 million (including estimated interest and penalties). The minimum estimated outcome of $0 is based on a successful appeal pursuant to the Competent Authority as discussed below.
To determine the best estimate of the liability within the range of $0 – $2.2 million, the following factors were considered:
1)	the opinions and views of the Company’s tax advisors that the originally reported arms-length profit complies with all widely accepted transfer pricing regulations;

2)	the availability of treaty relief under the United States/India Double Taxation Treaty vis a vis the mutual agreement procedures within the Competent Authority framework (whereby the United States and India enter into a government-to-government negotiation to mutually determine the arms-length charge between the Company and its Indian subsidiary);

3)	the reasonable likelihood of whether the ITD could be expected to reduce its assessment of arms-length profit to reflect a cost plus 17% methodology, which yields a $0.4 million assessment; and

4)	management’s intention to vigorously contest the assessment should the ITD not reduce their assessment to $0.4 million.
Based on the strength of the opinion of the Company’s tax advisors and counsel, the Company believes it is probable, upon ultimate appeal, that the ITD would reduce its assessment by revising the comparable set of companies used to determine the appropriate arms-length profit in accordance with existing Indian transfer pricing regulations. The Company would be willing to consider an assessment offer from the ITD if the cost plus methodology was lowered to cost plus 17%, and would forfeit its rights to Competent Authority proceedings if such an offer was made by the ITD. Based on all of the foregoing, the Company has concluded that the best estimate of the liability in the range of $0 – $2.2 million is $0.4 million because the Company believes that is the amount that is probable to be offered by the ITD and is the maximum amount that the Company would consider paying to accelerate the conclusion of this matter. As such, $0.4 million was accrued in relation to this matter.
The Company’s adoption of FIN 48 as of April 1, 2007 should not change the accounting for this transfer pricing matter, as the Company has determined that (i) the transfer pricing position has a greater than 70% probability of prevailing upon ultimate appeal allowing recognition of the benefit, and (ii) the first outcome with a cumulative probability of greater than 50% is the probability of the Company accepting a settlement for $0.4 million allowing measurement of the loss to be $0.4 million.
Note 16. Business Segment Information, page F-38
9.	We note your response to prior comment No. 51. Revise to disclose that you have aggregated your operating segments. See paragraph 26(a) of SFAS 131.
RESPONSE: The Company has revised its disclosures in the prospectus on page F-38 of Amendment No. 3 in response to the Staff’s comment.
* * *
If you require additional information, please telephone either John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1346.

Sincerely,
/s/ Edward A. King
Edward A. King, Esq.

cc:	Kris Canekeratne Paul D. Tutun, Esq. Virtusa Corporation John J. Egan III, Esq. Goodwin Procter LLP